UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6‑K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Relevant event

City of Buenos Aires, June 6, 2023

Messrs.
Comisión Nacional de Valores (CNV)

Messrs.
Bolsas y Mercados Argentinos S.A. (BYMA)

Messrs.
Mercado Abierto Electrónico S.A. (MAE)

Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event

Dear Sirs,

We are writing in order to comply with Section 2, Chapter I, Title XII of the CNV Rules (2013 revised version).

In relation to the agreement entered into with Intercement Participações S.A. for the transfer of technical know-how relating to the designing and manufacturing of building materials, which was informed as a relevant event on August 28, 2020, it is hereby informed that the Board of Directors of the Company resolved at its meeting held on today to terminate the aforementioned agreement effective as of September 8, 2023.

Sincerely,

Marcos Isabelino Gradin
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: June 6, 2023	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	TItle:	Chief Financial Officer